SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK
GEOFFREY CHAN *	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
SHU DU *		CHICAGO
ANDREW L. FOSTER *	TEL: (852) 3740-4700	HOUSTON
CHI T. STEVE KWOK *	FAX: (852) 3740-4727	LOS ANGELES
EDWARD H.P. LAM ♦*	www.skadden.com	NEW YORK
HAIPING LI *		PALO ALTO
RORY MCALPINE ♦		WASHINGTON, D.C.
JONATHAN B. STONE *		WILMINGTON
PALOMA P. WANG
BEIJING
♦ (ALSO ADMITTED IN ENGLAND & WALES)		BRUSSELS
* (ALSO ADMITTED IN NEW YORK)		FRANKFURT
LONDON
REGISTERED FOREIGN LAWYER		MOSCOW
Z. JULIE GAO (CALIFORNIA)		MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
	January 19, 2021	TORONTO

VIA EDGAR

Ms. Asia Timmons-Pierce

Ms. Erin Purnell

Ms. Melissa Raminpour

Ms. Effie Simpson

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                 RLX Technology Inc. (CIK No. 0001828365)

Registration Statement on Form F-1 (File No. 333-251849)

Responses to the Staff’s Comment Letter Dated January 19, 2021

Dear Ms. Timmons-Pierce, Ms. Purnell, Ms. Raminpour and Ms. Simpson:

On behalf of our client, RLX Technology Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 2 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibit via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated January 19, 2021. The Staff’s comments from its letter dated January 19, 2021 are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company respectfully advises the Staff that the Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about January 21, 2021. The Company, together with the underwriters, will file joint acceleration requests today. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

Comment in Letter Dated January 19, 2021

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, page 65

1.                                      Please ensure that your disclosure is consistent with the scope of the provisions contained in the deposit agreement. In that regard, we note your disclosure that the depositary has a right to require a claim to be submitted to arbitration. However, the deposit agreement does not appear to grant that right.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 66 of the Registration Statement.

Exhibit 99.2, page II-1

2.                                      Please have counsel revise Appendix A to include the English translation for the PRC companies listed.

In response to the Staff’s comment, the Company respectfully advises the Staff that the revised and updated Exhibit 99.2 has been filed with the Registration Statement and the Appendix A to such Exhibit 99.2 has been updated to include the English translation for the PRC companies listed therein.

*              *              *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740 4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:                                Ying (Kate) Wang, Chairperson of the Board of Directors and Chief Executive Officer, RLX Technology Inc.

Yueduo (Rachel) Zhang, Head of Finance, RLX Technology Inc.

Sean Dai, General Counsel, RLX Technology Inc.

Charline Ni, Partner, PricewaterhouseCoopers Zhong Tian LLP

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Zheng Wang, Esq., Counsel, Latham & Watkins LLP